August 24, 2005

Michele M. Anderson, Esq.

Legal Branch Chief

Division of Corporation Finance

Albert Pappas, Esq.

Staff Attorney

Division of Corporation Finance

Kyle Moffatt

Accounting Branch Chief

Division of Corporation Finance

Sharon Virga

Senior Staff Accountant

Division of Corporation Finance

Dean Suehiro

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Response Letter dated August 19, 2005
Amendment No. 5 to Form S-4–File No.333-124008

MCI, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File No. 001-10415

Dear Ms. Anderson, Mr. Pappas, Mr. Moffatt, Ms. Virga and Mr. Suehiro:

Thank you for taking the time to talk with us on Tuesday about the registration statement on Form S-4 (the “S-4”) of Verizon Communications Inc. (“Verizon”). As you kindly suggested, on behalf of Verizon and MCI, Inc. (“MCI”), we are enclosing for your

August 24, 2005

review revised disclosure responsive to the comments of the staff of the Commission (the “Staff”), set forth in the Staff’s letter, dated August 19, 2005.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of Verizon or MCI, as the case may be. The S-4 has been marked to indicate changes from the amendment to the S-4 filed with the Commission on August 15, 2005. All references to page numbers in Verizon’s responses are to the pages in the marked version of the S-4.

In response to the Staff’s comments, MCI has previously provided to you drafts of an amended MCI Form 10-K for 2004 and an amended MCI Form 10-Q for the first quarter of 2005 that will include revised disclosure with respect to the Staff’s comments. MCI also previously provided to you additional proposed changes to the draft of the amended MCI Form 10-K in response to the Staff’s comments in its July 22, 2005 letter. As discussed below, MCI believes that no additional revisions are applicable to the MCI Form 10-K or MCI Form 10-Q in connection with the Staff’s August 19, 2005 comment letter.

Form S-4

Prospectus Cover Page/Letter to Shareholders

1.	In the fifth sentence of the fourth paragraph, please further clarify that there could be a substantially greater purchase price adjustment, in part because Verizon does not intend to prepare an estimate until shortly before closing and it could have a materially different view than MCI on the calculation of the estimated liabilities.

Response No. 1:

We have revised the letter to shareholders as requested.

Summary, page 1

Potential Downward Purchase Price Adjustment, page 4

2.	Revise the last paragraph of this subsection to clarify that Verizon may calculate a substantially higher estimate when it calculates the estimated liabilities shortly before closing.

Response No. 2:

As requested, we have revised page 6 to clarify that if Verizon has a materially different view of how to calculate the specified liabilities, the purchase price adjustment could be materially greater than the top of MCI’s estimated range.

August 24, 2005

Summary Selected Unaudited Condensed Consolidated Pro Forma Financial Information, page 21

3.	Please revise your presentation to show separately Verizon’s two views and MCI’s two views. Since Verizon is not assuming any responsibility for MCI’s views, the second to the last sentence of the first paragraph on page 22, “…[i]n all other respects...” should be removed. Each set of pro formas, Verizon’s view and MCI’s view, should stand independently. Please also comply with this comment on pages 138 and 160.

Response No. 3:

We have revised pages 21, 22, 139 and 162 as requested.

4.	Please revise the heading for page 23 to indicate that these are Verizon’s views. Also change the heading for the $20.40 downward price adjustment to one that may be clearer, such as Zero or No Merger Consideration. Please also comply with this comment on pages 25 and 140 through 159.

Response No. 4:

We have revised pages 23, 25 and 141 through 161 as requested.

5.	Please revise the heading for page 24 to indicate that these are MCI’s views. Present separately here MCI’s view regarding no downward purchase price adjustment. Please also comply with this comment on pages 25, 138 and 160 through 177.

Response No. 5:

We have revised pages 24, 25, 139 and 162 through 173 to reflect MCI’s estimation of no downward purchase price adjustment. In addition, in accordance with our conversation with the Staff on August 23, 2005, to indicate that the presentations reflect MCI’s estimates of the range of downward purchase price adjustments, we have revised the headings on pages 24, 27 and 162 to read “PRESENTATIONS REFLECTING MCI’S ESTIMATED RANGE OF DOWNWARD PURCHASE PRICE ADJUSTMENTS.”

August 24, 2005

Unaudited Comparative Per Share Information, page 25

6.	Please revise your presentation to state on page 26 that the $20.40 price adjustment would result in MCI shareholders receiving nothing for their MCI stock.

Response No. 6:

We have revised page 25 to indicate that MCI stockholders would receive no merger consideration for their shares under the scenario reflected in the presentation of pro forma financial information that assumes a downward purchase price adjustment of $20.40 per MCI share.

7.	Clearly label each view—Verizon’s and MCI’s—on pages 26 and 27.

Response No. 7:

We have revised pages 26 and 27 as requested and in accordance with our August 23, 2005 conversation with the Staff. Please see our response to comment 5.

8.	Please present MCI’s other view that there will be no purchase price adjustment.

Response No. 8:

We have revised pages 25 and 27 as requested.

Unaudited Pro Forma Condensed Consolidated Financial Information

Introduction, page 138

9.	Please tell us your consideration of the financial reporting under the accounting literature for the MCI restricted shares and other equity-based awards discussed in Section 1.11 of the merger agreement.

Response No. 9:

The MCI restricted shares and other equity-based awards reflected in the unaudited condensed consolidated pro forma financial information consist of the restricted shares of MCI common stock issued to its employees. As disclosed in Note 2, footnote (1) on page 156, the pro forma financial information assumes that unvested MCI restricted shares are vested as provided in the change in control provisions in the MCI restricted stock plan, as described in Section 1.11 of the merger agreement and the last paragraph on page 151. Consequently, pro forma financial reporting assumes that all of the restricted shares are vested and exchanged for Verizon common shares on the closing of the merger. This is consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.” Paragraph 6 of SFAS No. 141 indicates that in a purchase transaction, “if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given.” This includes Verizon common shares exchanged for MCI restricted shares.

August 24, 2005

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements —Verizon’s View with No Purchase Price Adjustment

Note 2. Purchase Price, page 146

10.	Please revise to clarify here and throughout the document your basis for using $35.52 for the assumed price per share of Verizon common stock.

Response No. 10:

We have revised pages 147, 157 and 169 as requested.

Note 5. Pro Forma Adjustments, page 148

11.	Please tell us here in (c) and in all other presentations of the various views why you have used 286.3 million shares to calculate the special cash dividend of $5.60 per share. Tell us if the shares held by Verizon are excluded from receipt of the dividend.

Response No. 11:

We have revised pages 149, 159, 171 and 190 as requested. After the merger agreement was signed, Verizon purchased 43.4 million shares of MCI common stock. Accordingly, these shares are not excluded from receiving the dividend because MCI will pay the dividend to all shareholders prior to the closing of the merger. However, as the revised disclosure indicates, the pro forma financial information does not reflect the payment of the special cash dividend on those shares. The payment of the special cash dividend is not reflected because it would be an intercompany transaction, and as such, it should be eliminated in the pro forma financial information.

12.	Please present separately the payment of the special cash dividend and the impact on interest income of the purchase of 43.4 million shares and payment of the special cash dividend.

Response No. 12:

We have revised pages 149, 159, 171 and 190 as requested.

13.	Please revise (k) here and in other views to show the calculation of the Verizon shares issued.

Response No. 13:

We have revised pages 151, 173 and 191 as requested.

August 24, 2005

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—Verizon’s View with Zero Purchase Price

Note 5. Pro Forma Adjustments, page 157

14.	Please present separately the adjustment in (a) to accrue the additional liabilities equal to $20.40 per MCI share subject to the exchange.

Response No. 14:

We have revised page 159 as requested.

15.	Please present separately the adjustment in (b) to provide a valuation allowance related to any deferred income tax benefit. Provide the calculation of the adjustment.

Response No. 15:

We have revised page 159 as requested.

MCI’s Views, pages 160-177

16.	Item 4 of your Form 10-K for June 30, 2005 discloses that your disclosure controls and procedures were not effective as of
June 30, 2005 due to a material weakness in your internal control over accounting for income taxes. Disclose this information when discussing your estimate of specified liabilities that are related to income taxes and discuss why you believe that you are in a position to reliably estimate income tax related specified liabilities both now and prior to closing as required by the merger agreement.

Response No. 16:

MCI continues to believe that this material weakness will not cause the actual results to vary from the estimate, as MCI previously advised the Staff in a letter, dated July 20, 2005. We have also revised the disclosure as requested on pages 33, 104 and 188.

August 24, 2005

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—MCI’s View with $0.21 Purchase Price Adjustment

Note 2. Purchase Price, page 165

17.	Please revise your sensitivity analysis for adjustment to stock purchase price to show the range of the per share price of an MCI share for the potential downward purchase price adjustment for specified liabilities and other adjustments as shown in the first column.

Response No. 17:

We have revised page 178 as requested.

18.	In (2), provide a detailed calculation regarding how you determined the new exchange ratio of .5684.

Response No. 18:

We have revised page 179 as requested.

19.	In the last paragraph on page 167, disclose how you determined that the amount of previously paid and remaining specified liabilities would have to exceed $8.5 billion for the merger consideration to be reduced to zero.

Response No. 19:

We have revised pages 97 and 181 as requested.

MCI Presentation of Selected Recorded Liabilities and Specified Liabilities Amounts, page 168

General Response on Comments 20-34:

We note that many of the Staff’s comments with respect to MCI’s estimate of the potential downward purchase price adjustment appear to reflect the Staff’s application of Regulation S-X Article 11 standards (and in particular that adjustments must be “factually supportable”) to MCI’s preparation of a forward-looking estimate. As the Staff is aware, the pro forma financial statements that are required to be included in the S-4 are Verizon pro forma financial statements, which are based on certain assumptions made by Verizon. Verizon has presented the pro forma information showing merger consideration of $20.40 and no merger consideration. During the review process, the legal staff also asked MCI to prepare and disclose its estimate of the purchase price adjustment, which MCI agreed to provide. MCI’s estimate is a projection of a future event using assumptions MCI believes to be reasonable. After MCI provided that estimate, at the request of the accounting staff, we included in the S-4 a supplementary presentation that sets forth the effect on Verizon’s pro formas of MCI’s current high-end estimate of a downward purchase price adjustment of $0.21 per MCI share.

As discussed with the Staff in our conversation on August 23, 2005, we believe that, under these circumstances, the “factually supportable” standard should be applied in a manner that is consistent with the nature of the underlying estimate which, as noted

August 24, 2005

above, is a projection of future events and of the results of a future negotiation or arbitration. MCI has made a good faith effort to interpret and apply the standards of the merger agreement, and has used its best judgment to arrive at an estimate of the course of future events. MCI has also disclosed the issues it considered, the judgments it made, the issues it believes will need to be resolved with Verizon and the financial implications of these issues.

20.	Please reflect all the quantified exclusions in the footnotes in the schedule that you have presented. The schedule should clearly reflect the gross amount of the specified liabilities before offset and adjustments. The offsets and adjustments should be presented separately with reference to the appropriate section of the merger agreement that permits such offset or adjustment. If you continue to show unsupported reductions in specified liabilities for which you have not received Verizon’s agreement, please state that these are unsupported and show the impact of each here and wherever the results of your interpretations appear in the document.

Response No. 20:

MCI has quantified the exclusions in the footnotes to MCI’s schedule, with the exception of offsets. As discussed with the Staff in our conversation on August 23, 2005, MCI has not quantified the aggregate amount it applied as offsets in order to arrive at its estimate of the amount of specified liabilities because in preparing its analysis, MCI did not find it necessary to separately quantify each offsetting item. Due to the uncertainties regarding the validity of various claims by and against MCI, the amount of each claim, costs of pursuing or defending claims and ultimate recoveries, MCI and its counterparties will frequently enter into global settlements, some of which involve a cash payment by or to MCI. The amount of previously paid specified liabilities reflects those cash payments that have already been paid in global settlements of this type. Similarly, MCI’s estimate reflects MCI’s judgment as to the amount of cash needed to resolve outstanding claims taking into account offsetting claims. MCI does not have a separate computation of the gross amount of specified liabilities before offsets and adjustments. However, as we discussed during our conversation, we have provided disclosure in the S-4 on pages 101, 102, 185 and 186, which includes the factual support for MCI’s treatment of the offsets.

August 24, 2005

21.	Please revise the heading for the first column, Face Value of Claim Amount at 6/30/05, to a heading that will allow you to also reflect in this column the International Income Tax Liabilities, Previously-Paid Specified Liabilities, and Estimated Interest to Closing. This column should reflect the universe of potential specified liabilities. Disclose your basis in the merger agreement for only accruing interest to the date of closing.

Response No. 21:

We have carefully considered the Staff’s comment and respectfully submit that we do not believe it would be appropriate to revise the first column of the MCI presentation of recorded liabilities and specified liabilities amounts to include the “universe of potential specified liabilities” because of the differences in the items listed in MCI’s presentation. As specified in footnote (5), international tax liabilities relate to amounts that are not “bankruptcy claims” and with respect to which, in the vast majority of instances, there are no claims. Therefore, there is no corresponding entry in the first column of the table. Previously-paid specified liabilities are liabilities that by definition, have been paid; therefore there is no corresponding entry in the first column of the table. We have added footnote (15) to the disclosure to provide clarity. Interest prior to June 30, 2005 is already included in the first two line items in the table, therefore there is no corresponding entry in the first column of the table. The interest line item provides estimates of interest subsequent to June 30, 2005. We have added footnote (16) to the disclosure to provide clarity. To eliminate confusion, we have changed the heading of the first column to read “Face Value of Bankruptcy Claims at 6/30/05” and continue to believe it is a useful calculation given the disparity between claims and recoveries.

With respect to the last sentence of your comment, we have revised the disclosure as requested on pages 32, 102, 103 and 187.

22.	The headings for the second, third and fourth columns start with the word “Selected.” Tell us what is meant by “selected.” If certain liabilities have been omitted, please disclose the nature of the liability, its amount and your reason for omitting it.

Response No. 22:

We have revised the disclosure to delete the word “selected,” which we had used simply to clarify that this is not a complete list of MCI’s accruals, but rather a list that only includes those items that MCI reasonably believes could be specified liabilities pursuant to the merger agreement.

23.	Please revise the reserves and liabilities in (2) and the amounts disclosed in the second column to reflect the gross amount before any offsets, unless you can provide factual support in the merger agreement for reducing the liabilities and reserves by the offsets.

Response No. 23:

As noted above in our response to comment 20, MCI has not quantified the amounts it applied as offsets to arrive at the estimated specified liabilities because in preparing its analysis, MCI did not find it necessary to separately quantify each offsetting

August 24, 2005

claim. As discussed with the Staff in our conversation on August 23, 2005, we believe the disclosure included in the S-4 on pages 101, 102, 185 and 186 provides the requisite factual support for taking into account these offsets in its estimate of the cash amount required to satisfy specified liabilities for the purposes of the merger agreement.

24.	In (7), revise to clarify how “first day” bankruptcy orders would not be considered specified liabilities. Also, you should not reflect the merger agreement for future favorable settlements on bankruptcy claims of $42 million unless there is factual support in the merger agreement.

Response No. 24:

We have revised footnote (7) to provide the requested clarification.

With respect to the second sentence of comment 24, the merger agreement provides in Section 1.10 that the purchase price adjustment is based in relevant part upon the best estimate of the amount that will actually be required, from and after the closing of the merger, to satisfy in full all remaining Specified Included Liabilities. MCI’s expectation of future favorable settlements on bankruptcy claims is an element of MCI’s “best estimate,” and therefore MCI believes that this is factually supportable based on the merger agreement.

25.	In (8), if there is no factual support in the merger agreement for each reduction adjustment, please delete them.

Response No. 25:

The merger agreement provides in Section 1.10 that the purchase price adjustment is based in relevant part upon the best estimate of the amount that will actually be required, from and after the closing of the merger, to satisfy in full all remaining Specified Included Liabilities. MCI’s range reflects reductions for the exclusion of items that MCI believes it is reasonable to conclude will not be treated as “Specified Included Liabilities” at the closing of the merger and, therefore, MCI believes the reductions are factually supportable based on the merger agreement.

26.	In (9), disclose your basis for your expectation.

Response No. 26:

We have revised the disclosure as requested on pages 99 and 183.

August 24, 2005

27.	In (11), disclose your basis in the merger agreement for using 329.7 million shares. We note that you used 286.3 million shares in Note 2 on page 165 to calculate the purchase price.

Response No. 27:

We have revised pages 99 and 183 as requested to explain why our use of 329.7 million and 286.3 million shares in separate sections is appropriate.

28.	Furthermore, the universe for specified liabilities in the first column, as revised by our comments, is substantially higher than the total amounts of your current estimate of range of specified liabilities. Provide an explanation for all claims that you estimate will be settled at less than the amount reflected in the first column.

Response No. 28:

We have revised the disclosure on pages 99 and 183 by inserting footnotes (12), (13) and (14) to provide the requested explanation.

29.	On page 170, the last sentence in the first paragraph refers to a schedule of claims that you will deliver to Verizon. Tell us if this schedule will also include specified liabilities as defined in the merger agreement for which no claims have been made.

Response No. 29:

Pursuant to the merger agreement, MCI will deliver a schedule to Verizon setting forth all “Specified Included Liabilities” as defined in the merger agreement. The merger agreement defines “Specified Included Liabilities” as all “Bankruptcy Claims” and “Specified International Tax Liabilities.” With respect to Bankruptcy Claims, MCI’s schedule will include (i) all pre-petition claims filed in the bankruptcy cases as of the closing date, (ii) all administrative expense claims filed in the bankruptcy cases as of the closing date and (iii) all tax claims filed, asserted in writing or of which debtors have actual knowledge as of the closing date that constitute or would constitute administrative expense claims in the bankruptcy cases. With respect to “Specified International Tax Liabilities,” MCI’s schedule will include all liabilities (whether accrued, contingent, asserted or unasserted) in respect of any tax imposed on or measured by income (including interest and penalties thereon) imposed by any taxing authority of any jurisdiction other than the United States or any political subdivision thereof with respect to any period or portion thereof ending on or prior to April 20, 2004.

August 24, 2005

30.	On page 171, quantify the prebankruptcy offsetting claims discussed in the fourth paragraph. Tell us whether these offsets to claims have been included in the footnotes to your schedule. Please include them in the revised schedule.

Response No. 30:

As noted above in our response to comment 20, MCI has not quantified the amounts it applied as offsets to arrive at the estimated specified liabilities because in preparing its analysis, MCI did not find it necessary to separately quantify each offsetting claim. As discussed with the Staff in our conversation on August 23, 2005, we believe the disclosure included in the S-4 on pages 101, 102, 185 and 186 explains the basis and methodology MCI used in taking into account the offsets.

31.	In the second paragraph on page 172, expand your discussion to state, in determining your estimated ranges, how you took into account the possibility that Verizon could take a different view, your view as to the strength of arguments supporting an opposing view, the positions each party would likely take in an arbitration proceeding, and your estimate of the range of outcomes based on these estimates if a reasonable arbitrator resolves any dispute.

Response No. 31:

We believe that we currently provide disclosure in the S-4 that is responsive to comment 31. We have disclosed on pages 21, 32, 103, 139 and 187 the items for which Verizon and MCI will need to reach agreement in determining the amount of specified liabilities. MCI has disclosed its judgment with respect to each of the relevant considerations on pages 101, 102, 185 and 186. MCI’s range is therefore based on its judgment as to potential areas of disagreement between reasonable parties related to the relevant claims and the potential outcome of those disagreements.

32.	In the first bullet point on page 173, you state that you have not accrued interest after the closing since you have assumed that any accrued interest would be offset by the applicable discount rate. Disclose your factual support for using a discount rate to determine the amount of specified liabilities. Disclose any methodologies that have been used to determine your estimate of specified liabilities including discounting and probability and disclose your basis for using these methodologies.

Response No. 32:

In response to this comment and comment 21, we have revised the disclosure as requested on pages 32, 102 and 187 to disclose MCI’s factual support for its treatment of interest. The disclosure clarifies that MCI has not discounted claims other than the post-closing interest claims and has not applied a probability methodology to such interest claims.

August 24, 2005

33.	Please disclose the experience that you have had in the last two years in settling specified liabilities, including but not limited to, your experience in settling liabilities and claims at less than face value and percentage reduction from face value during the period prior to announcement of the merger and subsequent to the announcement of the merger.

Response No. 33:

We have revised the disclosure as requested on page 99 and 183.

34.	Please clearly state MCI’s opinion regarding the items that will require reaching agreement with Verizon that are disclosed in the last paragraph of page 173. If any of these positions have not been previously quantified, please do so and reflect any positions that are open to interpretation as such in your schedule in this section.

Response No. 34:

MCI had identified the items for which Verizon and MCI will need to reach agreement in determining the amount of specified liabilities in clauses (i)-(vii) on pages 21, 32, 103, 139 and 187 and MCI’s views on each are set out in more detail below. To the extent available, MCI has disclosed quantification of the impact of each such position and has reflected in its current estimate of the range of specified liabilities (the “high”/“low” schedule) any position that it believes would be open to interpretation by an arbitrator. Specifically:

•	With respect to clause (i), pages 102 and 186 discuss MCI’s view that liabilities paid pursuant to first day bankruptcy orders are not within the definition of specified included liabilities.

•	With respect to clause (ii), pages 101 and 185 discuss MCI’s views that offsets should be taken into account and, where available, has disclosed quantification of such offsets.

•	With respect to clause (iii), pages 101, 102 and 186 discuss MCI’s views as to which types of unasserted liabilities it believes constitute specified included liabilities and its views as to whether certain recorded liabilities will be asserted as “claims” based on MCI’s experience with the types of “claims” involved.

•	With respect to clause (iv), pages 102 and 185 quantify the offset MCI believes it is entitled to take for anticipated reduction in federal income taxes related to net operating loss carrybacks and accelerated research and development deductions.

•	Clause (v) notes that there could be disputes as to what in fact the best estimate of cash required to settle a claim would be. MCI has stated its

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best estimate in the disclosure and described its process. MCI is unable to determine whether Verizon will ultimately propose alternative estimates or to quantify what impact any different estimation process could have.

•	pages 101 and 185 discuss MCI’s views as to the appropriate method for allocating taxes in 2004 between pre- and post-emergence periods, as referenced in clause (vi), and quantifies the amount of taxes excluded under its allocation method. MCI is unable to determine whether Verizon will ultimately propose an alternative allocation mechanism and therefore is unable to quantify what impact, if any, an alternative allocation method would have.

•	With respect to settlements that involve the resolution both of claims that MCI believes are specified included liabilities and claims that it believes are not, as referenced in clause (vii), to date MCI has allocated the entire amount of each settlement to claims that are specified included liabilities or to claims that are not specified included liabilities. Thus there is no payment reflected in the “previously-paid specified liabilities” for which an allocation is required; clause (vii) refers to the possibility of future settlements with respect to mixed claims, where there could be different views as to the appropriate allocation.

5. Pro Forma Adjustments, page 174

35.	Please tell us why the calculation of the adjustment in (b) uses a different amount for the shares outstanding than the calculation in (11) on page 169. Tell us why the total amount of the downward adjustment is $60 million when it seems to be based on the difference between your high current estimate of $1,845 and $1,775.

Response No. 35:

Each of the pro forma financial presentations utilize similar, consistent assumptions for calculating the purchase price as well as any downward purchase price adjustment that results from excluding the 43.4 million shares of MCI common stock beneficially owned by Verizon. This assumption is disclosed and illustrated in Note 2 on page 178 (as well as in similar locations in the other pro forma presentations), and was made in order to prepare pro forma financial information that does not create intercompany transactions that would need to be eliminated. This same assumption was applied to the downward purchase price adjustment recorded as an increase in expenses and accrued liabilities of $60 million, calculated by multiplying the $0.21 per MCI share downward purchase price adjustment by 286.3 million MCI shares. We have consistently applied this pro forma assumption to the expense and liabilities associated with the downward purchase price adjustment in order to reflect the overall financial statement impact of the purchase price adjustment and associated expense (and liability) in the

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same amounts. In addition, the disclosure of the amount of the expense and associated liability is further qualified by the disclosure in the first paragraph of Note 2 on page 178, which states that the adjustment was recorded as expense although ultimately it may be accounted for in accrued liabilities as of the closing date.

36.	Please present separately the adjustment in (a) to accrue the additional liabilities related to the downward purchase price adjustment.

Response No. 36:

We have revised page 189 as requested.

37.	Please present separately the adjustment in (b) to provide a valuation allowance related to any deferred income tax benefit. Provide the calculation of the adjustment.

Response No. 37:

We have revised page 189 as requested.

38.	Please revise (1) here and in other views to show the calculation of the Verizon shares to be issued.

Response No. 38:

We have revised pages 151, 173 and 191 as requested.

Draft Form 10-K/A for December 31, 2004 for MCI, Inc.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60

39.	Please refer to prior comment number 14. We are unable to determine what you will provide for FAS 5 disclosure for the additional federal, state and foreign tax contingencies and claims as disclosed on page F-61. Tell us if the parentheticals are deletions. As we previously stated, we believe disclosures for unrecorded exposures to contingent tax liabilities are required by FAS 5. Please revise.

Response No. 39:

As discussed with the Staff in our conversation on August 23, 2005, MCI has disclosed in its draft amended Form 10-K on page F-65 both accrued amounts and its process for accrual related to the FAS 5 liabilities referred to on page F-61. MCI has disclosed tax contingencies which it deemed probable and reasonably possible on pages F-64 and F-65. MCI has not disclosed any items related to unrecorded exposures to contingent tax liabilities for which it deems remote because such disclosure is not required by FAS 5. Taking into account these disclosures, MCI believes its tax footnote referenced above includes all required disclosures.

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Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

40.	Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.

Response No. 40:

We have previously provided a draft 10-Q/A for the first quarter of 2005 that is responsive to comments issued regarding the 10-K. MCI took into account such comments in preparing its 10-Q for the second quarter and does not believe any further revisions are required.

August 24, 2005

****

We appreciate the opportunity to furnish the accompanying revised disclosure in advance of filing amendment number 6 to the S-4. If you would like to discuss this letter or the enclosed revised disclosure, or if you would like to discuss any other matters, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6281 or Phillip Mills of Davis Polk & Wardwell at (212) 450-4618. For accounting matters relating to Verizon, please contact Mark Kearns at (212) 395-1511 and for accounting matters relating to MCI, please contact Gregory Fink at (703) 886-5044.

Very truly yours,

/S/ JEFFREY J. ROSEN
Jeffrey J. Rosen

Enclosures

cc.:	Marianne Drost, Esq., Verizon Communications Inc.
Anastasia Kelly, Esq., MCI, Inc.
Phillip Mills, Esq., Davis Polk & Wardwell
Michael Kaplan, Esq., Davis Polk & Wardwell